Exhibit 99.48

F3 Announces Exploration Programs at Broach and Minto Properties

Kelowna, British Columbia--(Newsfile Corp. - February 11, 2025) - F3 Uranium Corp (TSXV: FUU) (OTCQB: FUUFF) (“F3” or “the Company”) is pleased to announce that ground geophysical exploration programs have commenced on the Broach and Minto Properties. A total of 55 line km of Moving Loop TDEM ground EM will be undertaken on two grids of interest testing suspected conductive corridors previously identified by airborne surveys, and both parallel to the A1 conductor system which hosts the high grade JR Zone on the PLN property.

Minto Property: A4 Grid

14 line-km of MLTDEM ground geophysics testing an approximately 7,200m long conductive corridor identified by airborne MobileMT which was flown by F3 in 2023. F3 has one hole drilled on this grid in 2014; PLN14-021 intersected up to 44ppm uranium in basement, and 698ppm boron directly above the Athabasca Unconformity at 413m. Anomalous geochemistry and proximity to the Harrison fault in a corridor parallel to the A1 conductor make this grid a strong exploration target area.

Broach Property: PW Grid

41 line-km of MLTDEM ground geophysics covering a suspected conductive trend, approximately 12km south of, and parallel to the JR Zone. This particular area of the Broach property hosts thick discontinuous layers of conductive mudstones and these flat lying conductive units hampered the effectiveness of a previously flown airborne EM (VTEMmax) survey flown in 2014. Ground based geophysics is anticipated to effectively penetrate the conductive cover allowing for drill target generation. Due to its location near the interpreted Athabasca Basin boundary and the historic difficulty of exploring under conductive cover, this large area remains underexplored.

Sam Hartmann, Vice President Exploration, commented:

“We are excited with the prospect of upgrading the Broach and Minto properties to the drilling stage with this round of ground EM, which we anticipate assisting in reducing broader airborne conductivity responses to more precise conductor models for drill testing. At the A4 grid, where some historic ground EM coverage prompted us to drill a single hole in 2014, this new ground EM will give us an improved conductor model, in a strategic location near the projected confluence of the Harrison Fault with the A4 conductive corridor. At the PW grid, we are aiming to generate a conductivity model in an area where no previous airborne EM conductors have been clearly identified, near the margins of the Athabasca Basin in an area of very limited historical drilling. Identifying ground conductors near the present day margins of the basin is something that we are specifically interested in. Additionally, recent re-modelling of historic ground EM surveys south of Broach Lake has resulted in an additional target; the northeast trending BRS conductor. This suspected structure sits along favorable MT conductivity, and we look forward to upgrading the BRS conductor to the drilling stage as well with ground EM surveying.”

Map 1. Broach and Minto Properties, 2025 Exploration

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About the Patterson Lake North Project:

The Company’s 42,961-hectare 100% owned Patterson Lake North Project (PLN) is located just within the south-western edge of the Athabasca Basin in proximity to Fission Uranium’s Triple R and NexGen Energy’s Arrow high-grade world class uranium deposits which is poised to become the next major area of development for new uranium operations in northern Saskatchewan. The PLN Project consists of the 4,074-hectare Patterson Lake North Property, the 19,864-hectare Minto Property, and the 19,022- hectare Broach Property. All three properties comprising the PLN Project are accessed by Provincial Highway 955; the new JR Zone uranium discovery on the PLN property is located 23km northwest of Fission Uranium’s Triple R deposit.

Qualified Person:

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and approved on behalf of the company by Raymond Ashley, P.Geo., President & COO of F3 Uranium Corp, a Qualified Person. Mr. Ashley has verified the data disclosed.

About F3 Uranium Corp.:

F3 Uranium is a uranium exploration company, focusing on the recently discovered high-grade JR Zone on its Patterson Lake North (PLN) Project in the Western Athabasca Basin. F3 Uranium currently has 3 properties in the Athabasca Basin: Patterson Lake North, Minto, and Broach. The western side of the Athabasca Basin, Saskatchewan, is home to some of the world’s largest high grade uranium deposits including Triple R and Arrow and poised to become the next major area of high grade uranium operations in the world.

Forward Looking Statements

This news release contains certain forward-looking statements within the meaning of applicable securities laws. All statements that are not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, including statements regarding the suitability of the Properties for mining exploration, future payments, issuance of shares and work commitment funds, entry into of a definitive option agreement respecting the Properties, are “forward-looking statements.” These forward-looking statements reflect the expectations or beliefs of management of the Company based on information currently available to it. Forward-looking statements are subject to a number of risks and uncertainties, including those detailed from time to time in filings made by the Company with securities regulatory authorities, which may cause actual outcomes to differ materially from those discussed in the forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements and information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

The TSX Venture Exchange and the Canadian Securities Exchange have not reviewed, approved or disapproved the contents of this press release, and do not accept responsibility for the adequacy or accuracy of this release.

F3 Uranium Corp.

750-1620 Dickson Avenue
Kelowna, BC V1Y9Y2

Contact Information
Investor Relations
Telephone: 778 484 8030
Email: ir@f3uranium.com

ON BEHALF OF THE BOARD

“Dev Randhawa”
Dev Randhawa, CEO

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